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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Waste Connections, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

941053100

(CUSIP Number)

Carolyn S. Reiser, Esq.
Shartsis, Friese & Ginsburg LLP
One Maritime Plaza, 18th Floor
San Francisco, CA 94111
(415) 421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 15, 1999

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Bonnie L. Murrey Revocable Trust UTA August 5, 1993, as amended

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Washington
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person 0

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 0.00%

14. Type of Reporting Person (See Instructions)

OO

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Darren J. Murrey

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person 0

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 0.00%

14. Type of Reporting Person (See Instructions)

IN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Ronald K. Fish

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person 0

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 0.00%

14. Type of Reporting Person (See Instructions)

IN

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Waste Connections, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 620 Coolidge Drive, Suite 350, Folsom, CA 95630.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Bonnie L. Murrey Revocable Trust UTA August 5, 1993, as amended, a Washington trust (the "Trust"); Darren J. Murrey; Ronald K. Fish (collectively, the "Filers"). Darren Murrey and Ronald Fish are the two trustees of the Trust.

Bonnie L. Murrey was previously a member of the group filing this statement, by virtue of being the sole grantor of the Trust. Ms. Murrey died in 1999.

(b) The business address of the Filers is
1306 23rd Avenue, Milton, Washington, 98354.

(c) Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:
Darren Murrey is an architect with Cardwell Thomas & Associates/Architects, with a business address at 1221 Second Avenue, Suite 300, Seattle, Washington, 98101.

Ronald Fish is a sprinkler fitter with Patriot Fire Protection Incorporated, with a business address at 2707 70th Avenue East, Tacoma, Washington, 98424.

The principal business address of the Trust is as set forth in 2(b) above.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Darren Murrey and Ronald Fish are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
Trust	(1)	0
Darren Murrey	(1)	0 (2)
Ronald Fish	(1)	0 (2)

(1) The Trust was a shareholder of Murrey Disposal Company, Inc., American Disposal Company, Inc., D.M. Disposal Co., Inc. and Tacoma Recycling Company, Inc., four Washington corporations that merged into four wholly-owned subsidiaries of the Issuer on January 19, 1999. The Trust received the Stock as consideration for such mergers.

(2) Includes shares held by the Trust.

Item 4. Purpose of Transaction

The sole purpose of the acquisition of the Stock reported herein is for investment.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock held by the Filers at the date hereof is reflected on each Filer's cover page.

The Filers effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since January 19, 1999 (the date of the Filers' last 13(d)):

Name	Purchase or Sale	Date	Number of Shares	Price Per Share
Trust	Sale	6/30/2000	10,000	$19.066
Trust	Sale	6/30/2000	9,999	$19.25
Trust	Sale	6/29/2000	15,000	$19.025
Trust	Sale	6/28/2000	20,000	$17.00
Trust	Sale	6/15/2000	5,000	$16.875
Trust	Sale	6/14/2000	25,000	$16.90
Trust	Sale	5/30/2000	35,000	$18.125
Trust	Sale	5/26/2000	25,000	$18.125
Trust	Sale	5/26/2000	17,500	$18.125
Trust	Sale	5/25/2000	7,500	$18.375
Trust	Sale	5/24/2000	20,000	$17.50
Trust	Sale	5/24/2000	15,000	$17.50
Trust	Sale	5/24/2000	10,000	$17.375
Trust	Sale	5/24/2000	5,000	$17.5625
Trust	Sale	5/23/2000	20,000	$17.375
Trust	Sale	5/23/2000	5,000	$17.50
Trust	Sale	5/18/2000	25,000	$18.00
Trust	Sale	5/18/2000	24,800	$18.00
Trust	Sale	5/18/2000	10,000	$18.0625
Trust	Sale	5/18/2000	10,000	$18.125
Trust	Sale	5/18/2000	5,000	$18.00
Trust	Sale	5/18/2000	200	$18.00
Trust	Sale	5/17/2000	25,000	$17.625
Trust	Sale	5/17/2000	25,000	$17.75
Trust	Sale	5/17/2000	25,000	$17.6875
Trust	Sale	5/16/2000	25,000	$17.75
Trust	Sale	5/12/2000	7,500	$16.625
Trust	Sale	5/12/2000	2,500	$16.75
Trust	Sale	5/12/2000	25,000	$16.833
Trust	Sale	5/12/2000	15,000	$16.75
Trust	Sale	5/11/2000	11,600	$12.866
Trust	Sale	5/11/2000	6,000	$14.375
Trust	Sale	5/11/2000	6,000	$14.25
Trust	Sale	5/11/200	5,900	$14.125
Trust	Sale	5/11/2000	4,600	$14.466
Trust	Sale	5/11/2000	2,500	$14.20
Trust	Sale	5/11/2000	400	$12.875
Trust	Sale	5/10/2000	10,200	$12.875
Trust	Sale	5/10/2000	2,600	$12.625
Trust	Sale	5/10/2000	200	$12.6875
Trust	Sale	6/18/99	25,000	$27.25
Trust	Sale	6/17/99	25,000	$26.875
Trust	Sale	6/16/99	50,000	$27.50
Trust	Sale	6/15/99	15,000	$27.875
Trust	Sale	6/15/99	15,000	$27.50

The Filers ceased to be the beneficial owners of more than 5% of the Stock on or about June 15,1999.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to Be Filed as Exhibits

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2001

Bonnie L. Murrey Revocable Trust UTA August 5, 1993, as amended By: /s/ Darren L. Murrey Darren L. Murrey, Trustee	/s/ Darren L. Murrey Darren L. Murrey
/s/ Ronald K. Fish Ronald K. Fish